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                                     WALLACE
                             COMPUTER SERVICES, INC.

                                  NEWS RELEASE


For Immediate Release

Contact:  Brad Samson, Wallace
          708/449-8600

          Roy Wiley or Jeff Zilka, Hill & Knowlton
          312/255-1200



                       Wallace Board Amends Benefits Plans

Hillside, Ill., September 8, 1995 - Wallace Computer Services, Inc. (NYSE:WCS) announced today that its Board of Directors approved certain amendments to the company's benefits plans.

          The Board approved an amendment to certain of the company's severance and incentive plans to increase from 25 percent to a majority the number of incumbent Directors that must cease to be directors before a change in control exists under such plans.

          The Directors also approved an amendment to the company's profit sharing and retirement plan giving members "pass-through" voting rights. This change allows each Wallace employee to vote their portion of the fund's Wallace stock holdings. Previously, the plan's trustees voted Wallace shares.

          Further, the Board increased the severance benefits of 34 employees under the company's employee severance plan and four employees under the executive severance plan. These actions were taken to assure the retention of these key employees.

          Also, a change was made in the company's long-term incentive performance plan to protect participants' deferred balances in case of a change in control of the company. The plan previously had no provision for such an event.

          Bob Cronin, Wallace's president and CEO, noted that steps such as these are typically taken by companies that are the targets of unsolicited hostile tender offers based on the need to keep people in place to run the business.

          As previously announced, Wallace's Board of Directors determined that Moore's unsolicited hostile tender offer of $56 per share is inadequate and not in the best interests of stockholders, and that in light of the company's future




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prospects, the interests of the stockholders will be best served by the company remaining an independent entity. The Company has recommended that stockholders not tender their shares.

          Wallace is one of the nation's largest manufacturers and distributors of information management products, services and solutions. The company recently reported fiscal 1995 results that included a 17 percent increase in income on a 21 percent increase in sales for the fiscal year. In the fourth quarter, the company generated 33 percent increases in both net income and sales.

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